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                            November 9, 2021

       Blake Sartini
       Chairman of the Board and Chief Executive Officer
       Golden Entertainment, Inc.
       6595 S Jones Boulevard
       Las Vegas, NV 89118

                                                        Re: Golden
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 12,
2021
                                                            Form 10-Q for the
Fiscal Quarter Ended September 30, 2021
                                                            Filed November 5,
2021
                                                            Response dated
October 22, 2021
                                                            File No. 000-24993

       Dear Mr. Sartini:

              We have reviewed your October 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 14, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 28

   1.                                                   We read your response
to comment 1. Please disclose how the expense amounts
                                                        presented on page 28
for Casinos, Distributed Gaming and Corporate and Other reconcile to their adjusted
EBITDA amounts (discussed in Note 15 of your financial statements). In addition, explain why
only a portion of the segment expenses included in adjusted
                                                        EBITDA are presented on
page 28 or revise your disclosures accordingly. As the total expenses line item on
page 28 appears to represent total operating expenses, also retitle
 Blake Sartini
FirstName  LastNameBlake
Golden Entertainment, Inc. Sartini
Comapany 9,
November   NameGolden
              2021       Entertainment, Inc.
November
Page 2     9, 2021 Page 2
FirstName LastName
         the total operating expenses and total expenses line items to better reflect what they actually represent. Further, as Corporate and Other expenses significantly reduced adjusted EBITDA in each period presented, these amounts appear to be material to understanding the changes between periods in adjusted EBITDA. Please disclose the business reasons for changes between periods in each segment's adjusted EBITDA, as well as Corporate and Other adjusted EBITDA, and describe in greater detail the specific types of costs included in Corporate and Other adjusted EBITDA. In circumstances where there is more than one business reason for a material change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K. Please show us your revised disclosures.
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 51

2. Your response to comment 2 states that both you and the third-party business location hold an applicable gaming license under the participation agreements. Please tell us and disclose the specific type of gaming license that each party holds. Also, tell us and disclose the key difference(s) between the participation agreements and space lease agreements with revenue share provisions.
3. Please expand your response to comment 3 to describe how the gaming wagers are highly variable in a way that a proportional allocation does not faithfully depict the amount of consideration to which the entity expects to be entitled in exchange for the underlying goods or services.
Note 15 - Segment Information, page 74

4. We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC
         280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through
         (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.
 Blake Sartini
Golden Entertainment, Inc.
November 9, 2021
Page 3


Form 10-Q for the Fiscal Quarter Ended September 30, 2021

Consolidated Financial Statements
Note 10 - Segment Information, page 15

5. Please do not refer to your reportable segments as reportable operating segments here or elsewhere in your filings, since your reportable segments are different from your operating segments. Also, if total adjusted EBITDA is not the total segment measure presented for purposes of satisfying the reconciliation requirement in ASC 280-10-50-30(b), it appears to represent a non-GAAP measure. Please either:
         (a) remove the newly-added subtotal called reportable segment adjusted EBITDA or
         (b) tell us your basis for:
             presenting total adjusted EBITDA in your segment footnote, reconciling from net income (loss) to total adjusted EBITDA
(rather than reportable
              segment adjusted EBITDA) and
             not including Corporate and Other amounts (broken out into smaller components)
              in a reconciliation from net income (loss) to reportable segment adjusted EBITDA.
              Refer to ASC 280-10-50-31.


       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameBlake Sartini                               Sincerely,
Comapany NameGolden Entertainment, Inc.
                                                              Division of
Corporation Finance
November 9, 2021 Page 3                                       Office of Trade &
Services
FirstName LastName